Exhibit 99.1

For immediate release

WeedHire Helps You Get Hired with Resume2Hire
Partnership to assist job seekers on WeedHire.com with professional resume writing service

Fair Lawn, NJ. , May 6, 2014, AnythingIT, Inc. (OTCBB: ANYI), announced today that WeedHire.Com has finalized a partnership with Resume2Hire, a rapidly growing online resume writing service.

Through its partnership, WeedHire will integrate Resume2Hire’s online resume application into its soon to be released web-based job site providing customers with an essential solution for all their resume writing needs.  Resume2Hire is fast, easy, and affordable.  Their cost effective approach to resume writing offers top quality resumes and cover letters for a fraction of what competitors charge.  As an affordable option to other high priced resume writing services, Resume2Hire will customize their resume with a professional team of resume writers, offering personalized one-on-one resume services for just $49.99.

 “WeedHire.com is committed to connecting legal marijuana businesses with qualified job candidates.  With the industry representing so many new employment opportunities, Resume2Hire is a valuable service for any candidates with or without experience to have a professional resume and/or cover letter written for submission for any job openings on WeedHire.com for the legal cannabis industry,” stated COO Vlad Stelmak.

“We are very excited to form this partnership with WeedHire.com. As the legal marijuana industry grows, employment opportunities are going to increase exponentially within the space. Resume2Hire is committed to developing professional resumes, cover letters, and other documents for jobseekers to put their best foot forward. We look forward to collaborating with WeedHire.com to do the same,” said Resume2Hire Managing Partner Todd Goldstein.

WeedHire.com is scheduled for launch in May, 2014, and will provide services for employer & employee candidates to connect within the legal marijuana industry.  As marijuana legislation continues to pass, more career opportunities will be created. Although Weedhire.com is to be an online portal and social media source for job seekers and providers, it will not be involved with the growth, sale, or distribution of marijuana.
Currently more than 20 states including the District of Columbia have approved Medical Marijuana and more are expected to follow.  Industry analysts predict the current trend will accelerate and that the regulated domestic cannabis industry will grow from its current $1.5 Billion Market to over $20 Billion by 2019.

About AnythingIT

AnythingIT is a leading IT recycler serving OEM's, Resellers, government and enterprise clients.  Services provided include: data scrubbing, shredding, inventorying, and resale.  Incorporated in 1992, the company is also a GSA Schedule Holder who has achieved E-Stewards, ISO 9001& 14001 certifications.

About Resume2Hire

Resume2Hire is a high-volume resume writing service that provides clients with optimized resumes, cover letters, LinkedIn makeovers, CVs, and more. The corporate goal of Resume2hire is to make professional resume writing services available for the general public in accordance with Certified Professional Resume Writing standards. Resume2Hire provides cost-conscious, professional quality, and quickly delivered resumes to jobseekers around the world.

Safe Harbor Statement

This press release contains forward-looking statements that can be identified by terminology such as "believes," "expects," "potential," "plans," "suggests," "may," "should," "could," "intends," or similar expressions. Many forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results or implied by such statements. These factors include, but are not limited to, our ability to comply with the laws, rules and regulations related to medical marijuana, our ability to identify and consummate business combinations, our ability to raise sufficient capital to fund our business, operations and any business combinations, our ability to continue as a going concern, and a limited public market for our common stock, among other risks. AnythingIT Inc.’s future results may also be impacted by other risk factors listed from time to time in its SEC filings. Many factors are difficult to predict accurately and are generally beyond the company's control. Forward-looking statements speak only as to the date they are made and AnythingIT, Inc. does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made

For information, please contact:

David Bernstein
AnythingIT, Inc.
201-475-7301
daveb@anythingit.com